Exhibit 7

Press Release

MARCONI ANNOUNCES EXPANDED OPTICAL EQUIPMENT
SUPPLY AGREEMENT WITH ERICSSON

London, 05 June 2002 — Marconi (London and Nasdaq: MONI) today announced that it has signed an expanded agreement with Ericsson (ERICY) to source Marconi’s broad range of Dense Wavelength Division Multiplexing (DWDM) next-generation optical networking equipment, and also encompassing the companies’ well-established agreement on synchronous digital hierarchy (SDH) equipment. The new agreement is effective immediately and creates an important new route to market for Marconi’s next generation optical equipment.

The agreement represents a natural progression in the companies’ existing co-operation within optical products, building on their successful 1995 partnership in SDH technology. The expanded agreement ensures integrated, end-to-end optical network solutions for Ericsson’s mobile and fixed multi-service customers around the world, as well as a smooth evolution path to the intelligent DWDM networks of the future while leveraging customers’ original SDH investments. Ericsson will also provide comprehensive global services to its optical network customers, including network management solutions developed in-house.

Mike Parton, Marconi’s chief executive officer, said: “Today, success in the global telecommunications industry is characterised by strong existing customer relationships and best in class technology. Marconi has best in class DWDM technology and Ericsson, like Marconi, has solid customer relationships with the world’s leading operators.”

“Our very successful partnership with Ericsson over the last six years has created a strong foundation on which to expand our future market strategy for Marconi DWDM. This agreement provides substantial benefits to Marconi. It will also provide Ericsson with a strong technology proposition to enable their customers to evolve their optical networks.”

The Agreement will be subject to regulatory review where required.

ENDS/...

Press Release

Notes to Editors

•	Dense Wavelength Division Multiplexing (DWDM) is a network transmission technology that transmits large volumes of multiple network traffic types (voice, data, video etc) across networks at very high speed. DWDM uses multiple lasers and transmits several wavelengths of light (lamdas) simultaneously over a single optical fibre. DWDM enables the speed and capacity of existing fibre networks to be increased dramatically. DWDM systems can support more than 150 wavelengths at one time, each carrying up to 10 Gbps. Such systems provide over 1 terabit per second of data transmission on one optical strand, which is thinner than a human hair.

•	Synchronous Digital Hierarchy (SDH) is the incumbent optical network technology that is currently evolving to become more data-ready. This evolution involves efficient transport of Ethernet, ATM and other data formats, achieving a more flexible, data-agile SDH infrastructure.

•	The Marconi/Ericsson relationship began in 1995 when the two companies’ signed a co-marketing agreement. This was followed by a further agreement in 1999 in which Marconi’s SDH portfolio became a key element of the fibre-optic backbone of Ericsson’s mobile and broadband networks.

•	The strength of Ericsson’s global market presence with fixed and mobile customers will provide a wider customer base for Marconi’s already successful DWDM product portfolio.

•	The agreement encompasses DWDM to offer manifold increases in bandwidth and to leverage the existing fibre infrastructure, including Optical Cross Connects (OXCs) to switch multiple terabit data streams.

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company’s core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company’s aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company’s customer base includes many of the world’s largest telecommunications operators. The company is listed on both the London Stock Exchange and NASDAQ under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright © 2002 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Further Information

Marconi
Joe Kelly, Public Relations
Tel: +44 (0) 207 306 1771
e-mail: joe.Kelly@marconi.com

Investor Contacts
Heather Green, Investor Relations
Tel: + 44 (0) 207 306 1735
e-mail: heather.green@marconi.com